This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES YEAR END 2019 FINANCIAL AND OPERATING RESULTS

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, March 12, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2019.  All dollar values are expressed in United States dollars unless otherwise stated.  TransGlobe's audited Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the years ended December 31, 2019 and 2018, are available on TransGlobe's website at www.trans-globe.com.

2019 HIGHLIGHTS:

❖	Produced an average of 16,041 Boepd and sold 14,954 Boepd as compared to 14,439 Boepd and 15,013 Boepd in 2018, an 11% increase in production year over year with sales remaining flat;
❖	Inventoried entitlement crude oil in Egypt increased to 964.5 Mbbls as at December 31, 2019 from 568.1 Mbbls as at December 31, 2018;
❖	Drilled eight wells and performed twelve completions and workovers in Egypt during 2019;
❖	South Ghazalat-6X’s upper Bahariya reservoir was brought on stream on December 24, 2019 at a field estimated initial rate of 800 - 1,000 Bopd light and medium crude, as planned;
❖	Completed Phase 2 expansions of the West Bakr K and H stations to double processing capacity;
❖	Drilled four horizontal Cardium oil wells in the Harmattan area and stimulated, equipped and tied in these four wells along with six Cardium oil wells that were drilled in 2018 in Canada;
❖	Ended the year with 45.3 MMBoe of 2P reserves, up 3% from 2018 year end of 44.1 MMBoe;
❖	Funds flow from operations decreased by 26% to $46.9 million ($0.65 per share), from $63.3 million ($0.87 per share) in 2018;
❖

Reported a net loss of $4.0 million ($0.06 per share), inclusive of a $7.9 million non-cash impairment loss on exploration and evaluation assets and a $1.6 million unrealized derivative loss on commodity contracts;

❖	Spent $36.9 million on exploration and development activities, funded entirely from cash flow from operations and cash on hand;
❖

Paid a dividend with $0.035 per share ($2.5 million) paid on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) paid on September 13, 2019 to shareholders of record on August 30, 2019;

❖	Ended the year with positive working capital of $32.2 million (including cash and cash equivalents of $33.3 million); and
❖	Reduced long term debt from $52.3 million in 2018 to $37.0 million at the end of the year.

2020 (to date):

❖	January 2020 average production of 15.2 Mboepd, February 2020 average production of 15.2 Mboepd;
❖	Completed a sale of 440 Mbbls of inventoried entitlement crude oil to EGPC in February 2020 for total proceeds of $24 million;
❖	Lifting a cargo of entitlement crude oil from Egypt in March with proceeds anticipated in April;
❖	Entered into an additional derivative commodity contract for the month of March 2020 hedging 195,000 Bbls; and
❖	Revised the 2020 outlook and capital budget to respond to current market conditions.

FINANCIAL AND OPERATING RESULTS

Additional financial information is provided for in the Company's audited Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the years ended December 31, 2019 and 2018. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com and in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2019, filed on EDGAR at www.sec.gov.

(US$000s, except per share, price, volume amounts and % change)

	Three months ended December 31			Years ended December 31
Financial	2019	2018	% Change	2019	2018	% Change
Petroleum and natural gas sales	64,201	72,628	(12)	278,929	299,144	(7)
Petroleum and natural gas sales, net of royalties	28,473	40,605	(30)	140,096	176,227	(21)
Realized derivative loss on commodity contracts	218	8,057	(97)	1,259	16,386	(92)
Unrealized derivative loss (gain) on commodity contracts	1,201	(29,492)	(104)	1,586	(9,335)	(117)
Production and operating expense	15,119	13,116	15	50,626	53,298	(5)
Selling costs	638	450	42	1,287	2,103	(39)
General and administrative expense	3,868	2,005	93	16,611	18,688	(11)
Depletion, depreciation and amortization expense	8,764	8,214	7	34,948	34,291	2
Income tax expense	6,003	6,612	(9)	26,098	26,340	(1)
Cash flow generated by operating activities	23,740	9,822	142	44,836	69,192	(35)
Funds flow from operations	3,171	8,842	(64)	46,871	63,282	(26)
Funds flow from operations per share
Basic per share	0.04	0.12		0.65	0.87
Diluted per share	0.04	0.12		0.65	0.86
Net (loss) earnings	(8,202)	30,719	(127)	(3,995)	15,677	(125)
Net (loss) earnings per share
Basic per share	(0.11)	0.43		(0.06)	0.22
Diluted per share	(0.11)	0.43		(0.06)	0.22
Capital expenditures	10,996	17,433	(37)	36,932	40,706	(9)
Dividends declared	-	-	-	5,078	2,527	101
Dividends declared per share	-	-	-	0.07	0.035	100
Working capital	32,194	50,987	(37)	32,194	50,987	(37)
Long-term debt, including current portion	37,041	52,355	(29)	37,041	52,355	(29)
Common shares outstanding
Basic (weighted average)	72,542	72,206	-	72,514	72,206	-
Diluted (weighted average)	72,542	72,706	-	72,514	72,631	-
Total assets	308,325	318,296	(3)	308,325	318,296	(3)

Operating
Average production volumes (Boepd)	15,362	15,270	1	16,041	14,439	11
Average sales volumes (Boepd)	14,688	14,483	1	14,954	15,013	-
Inventory (Mbbls)	964.5	568.1	70	964.5	568.1	70
Average realized sales price ($/Boe)	47.51	54.51	(13)	51.10	54.59	(6)
Production and operating expense ($/Boe)	11.19	9.84	14	9.28	9.73	(5)
[1]

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

SELECTED ANNUAL INFORMATION

($000s, except per share amounts, price and volumes)	2019	% Change	2018	% Change	2017
Operations
Average production volumes
Crude oil (Bbls/d)	14,527	14	12,708	(5)	13,411
NGLs (Bbls/d)	582	(25)	780	(21)	988
Natural gas (Mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (Boepd)	16,041	11	14,439	(7)	15,506
Average sales volumes
Crude oil (Bbls/d)	13,441	1	13,282	(10)	14,754
NGLs (Bbls/d)	582	(25)	780	(21)	988
Natural gas (Mcf/d)	5,594	(2)	5,707	(14)	6,644
Total (Boepd)	14,954	-	15,013	(11)	16,849
Average realized sales prices
Crude oil ($/Bbl)	55.31	(7)	59.57	33	44.71
NGLs ($/Bbl)	22.93	(16)	27.17	27	21.31
Natural gas ($/mcf)	1.32	5	1.26	(26)	1.70
Total oil equivalent ($/Boe)	51.10	(6)	54.59	33	41.07
Inventory (Mbbls)	964.5	70	568.1	(27)	776.8
Petroleum and natural gas sales	278,929	(7)	299,144	18	252,591
Petroleum and natural gas sales, net of royalties	140,096	(21)	176,227	19	148,464
Cash flow generated by operating activities	44,836	(35)	69,192	16	59,450
Funds flow from operations[1]	46,871	(26)	63,282	14	55,592
Funds flow from operations per share:
Basic	0.65		0.87		0.77
Diluted	0.65		0.86		0.77
Net earnings (loss)	(3,995)	(125)	15,677	120	(78,736)
Net earnings (loss) per share:
Basic	(0.06)		0.22		(1.09)
Diluted	(0.06)		0.22		(1.09)
Capital expenditures	36,932	(9)	40,706	7	38,159
Dividends declared	5,078	101	2,527	100	-
Dividends declared per share	0.07	100	0.035	100	-
Total assets	308,325	(3)	318,296	(3)	327,702
Cash and cash equivalents	33,251	(36)	51,705	9	47,449
Working capital	32,194	(37)	50,987	1	50,639
Total long-term debt, including current portion	37,041	(29)	52,355	(25)	69,999
Net debt-to-funds flow from operations ratio[2]	0.10		0.02		0.35
Reserves
Total proved (MMBoe)[3]	25.4	(6)	26.9	(2)	27.5
Total proved plus probable (MMBoe)[3]	45.3	3	44.1	(4)	45.9
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital, over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]

As determined by the Company's 2019, 2018 & 2017 independent reserves evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), in their reports dated February 4, 2020, January 22, 2019 and January 9, 2018 with effective dates of December 31, 2019, December 31, 2018 and December 31, 2017. The reports of GLJ have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2019 compared with 2018, TransGlobe:

•

Reported an 11% increase in production volumes compared to 2018. In Egypt, the increase was primarily due to new wells and successful well optimization projects in West Bakr, offset by natural declines. In Canada, production was higher primarily due to new production from both the 2018 and 2019 drilling program, partially offset by natural declines;

•	Ended 2019 with the inventoried crude oil of 964.5 Mbbls, an increase of 396.4 Mbbls over inventoried crude oil levels at December 31, 2018;
•

Reported positive funds flow from operations of $46.9 million (2018 - $63.3 million). The decrease in funds flow from operations from 2018 is primarily due to excess cost oil in West Bakr and lower commodity prices;

•	Ended the year with positive working capital of $32.2 million, including $33.3 million in cash and cash equivalents as at December 31, 2019;
•	Petroleum and natural gas revenue decreased by 7% mainly due to a 6% decrease in average realized sales prices;
•

Reported a net loss of $4.0 million (2018 - net earnings of $15.7 million). The 2019 net loss was inclusive of a $7.9 million non-cash impairment loss on the Company's exploration and evaluation assets, primarily attributable to the South Alamein concession, and a $1.6 million unrealized derivative loss on commodity contracts. Before impairment and the unrealized loss on derivative commodity contracts, the Company had net earnings of $5.5 million;

•	Spent $36.9 million on capital expenditures, funded entirely from cash flow from operations and cash on hand;
•

Paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) September 13, 2019 to shareholders of record on August 30, 2019; and

•	Repaid $16.5 million of long-term debt with cash on hand.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	2019	2018
Egypt crude oil (Bbls/d)	13,713	12,150
Canada crude oil (Bbls/d)	814	558
Canada NGLs (Bbls/d)	582	780
Canada natural gas (Mcf/d)	5,594	5,707
Total Company (Boepd)	16,041	14,439

Sales Volumes (excludes volumes held as inventory)

	2019	2018
Egypt crude oil (Bbls/d)	12,627	12,724
Canada crude oil (Bbls/d)	814	558
Canada NGLs (Bbls/d)	582	780
Canada natural gas (Mcf/d)	5,594	5,707
Total Company (Boepd)	14,954	15,013

Netback

Consolidated netback

	2019		2018
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Petroleum and natural gas sales	278,929	51.10	299,144	54.59
Royalties[2]	138,833	25.44	122,917	22.43
Current taxes[2]	26,098	4.78	26,340	4.81
Production and operating expenses	50,626	9.28	53,298	9.73
Selling costs	1,287	0.24	2,103	0.38
Netback[1]	62,085	11.36	94,486	17.24
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per boe are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	2019		2018
($000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	256,193	55.59	278,111	59.88
Royalties[2]	136,616	29.64	120,271	25.90
Current taxes[2]	26,098	5.66	26,340	5.67
Production and operating expenses	43,252	9.38	45,562	9.81
Selling costs	1,287	0.28	2,103	0.45
Netback[1]	48,940	10.63	83,835	18.05
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2019 and December 31, 2018 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2019 and December 31, 2018).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netback per barrel in Egypt decreased by 42% in 2019 compared to 2018. The decrease was due to a 7% lower realized oil price, 14% higher royalty expense, offset by a 4% decrease in operation and production expenses and a 38% decrease in selling costs. The decrease was also due to higher production volumes (13%) without a corresponding increase in sales volumes. Royalties and taxes are settled on a production basis, therefore netback is reduced in periods where production increases and when production is higher than sales.

Royalties and taxes as a percentage of revenue were 64% in 2019 (2018 - 53%). Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the year, royalties and taxes as a percentage of revenue would have been 58% (2018 - 55%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative increase, from 55% in 2018 to 58% in 2019, was due to excess cost oil in the West Bakr concession during the fourth quarter of 2019. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the year ended December 31, 2019 was $55.59/Bbl (2018 - $59.88/Bbl), which was $8.77/Bbl lower (2018 - $11.18/Bbl lower) than the average Dated Brent oil price of $64.36/Bbl for 2019 (2018 - $71.06/Bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, operation and production expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 5% ($2.3 million) in 2019 compared with 2018. The decrease was primarily related to the lower workover costs ($1.5 million) and the impact of the adoption of IFRS 16 ($1.5 million). This was partially offset by higher service and fuel costs due to higher production and diesel prices.

Canada

	2019		2018
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Crude oil sales	15,159	51.02	10,666	52.37
Natural gas sales	2,705	7.95	2,632	7.58
NGL sales	4,872	22.93	7,735	27.17
Total sales	22,736	26.75	21,033	25.17
Royalties	2,217	2.61	2,646	3.17
Production and operating expenses	7,374	8.68	7,736	9.26
Netback	13,145	15.46	10,651	12.74

Netbacks per boe in Canada increased by 21% in 2019 compared with 2018. The increase is mainly due to a 6% higher realized sales price, an 18% decrease in royalties and a decrease of 6% in production and operating expenses.

In 2019, the Company's Canadian operations incurred $0.4 million lower royalty costs than in 2018. The reduction in royalties is primarily due to lower royalties on oil wells drilled during the 2018 and 2019 capital programs as a result of royalty holidays on the new drills. A further reduction in royalties was caused by Gas Cost Allowance (“GCA”) rebates received in 2019. Royalties amounted to 10% of petroleum and natural gas sales revenue during 2019 compared to 13% during the prior year. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

The year over year decrease in operation and production expenses for 2019 was primarily due to a facilities maintenance program which was completed in 2018, and generally occurs every 5 years. Additionally, certain costs historically recorded as operating expenses were recorded as depletion, depreciation and amortization in 2019 due to the adoption of IFRS 16.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. Dollars, except per share amounts)

	Years Ended December 31
	2019	2018

REVENUE
Petroleum and natural gas sales, net of royalties	140,096	176,227
Finance revenue	471	570
	140,567	176,797

EXPENSES
Production and operating	50,626	53,298
Selling costs	1,287	2,103
General and administrative	16,611	18,688
Foreign exchange gain	(147)	(289)
Finance costs	4,256	5,075
Depletion, depreciation and amortization	34,948	34,291
Asset retirement obligation accretion	215	270
Loss on financial instruments	2,845	7,051
Impairment loss	7,937	14,500
Gain on disposition of assets	(114)	(207)
	118,464	134,780

Earnings before income taxes	22,103	42,017

Income tax expense - current	26,098	26,340
NET (LOSS) EARNINGS	(3,995)	15,677

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments	2,073	(3,732)
COMPREHENSIVE (LOSS) INCOME	(1,922)	11,945

Net (loss) earnings per share
Basic	(0.06)	0.22
Diluted	(0.06)	0.22

Consolidated Balance Sheets

(Expressed in thousands of US Dollars)

	As at	As at
	December 31, 2019	December 31, 2018

ASSETS
Current
Cash and cash equivalents	33,251	51,705
Accounts receivable	10,681	12,014
Derivative commodity contracts	-	1,198
Prepaids and other	4,338	5,385
Product inventory	17,516	8,692
	65,786	78,994
Non-Current
Derivative commodity contracts	-	171
Intangible exploration and evaluation assets	33,706	36,266
Property and equipment
Petroleum and natural gas assets	196,150	195,263
Other	4,296	3,079
Deferred taxes	8,387	4,523
	308,325	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities	32,156	28,007
Derivative commodity contracts	217	-
Current portion of lease obligations	1,219	-
	33,592	28,007
Non-Current
Long-term debt	37,041	52,355
Asset retirement obligations	13,612	12,113
Other long-term liabilities	614	1,007
Lease obligations	589	-
Deferred taxes	8,387	4,523
	93,835	98,005

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,084
Accumulated other comprehensive income (loss)	1,134	(939)
Contributed surplus	24,673	24,195
Retained earnings	35,878	44,951
	214,490	220,291
	308,325	318,296

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US Dollars)

	Years Ended December 31
	2019	2018

Share Capital
Balance, beginning of year	152,084	152,084
Stock options exercised	547	-
Transfer from contributed surplus on exercise of options	174	-
Balance, end of year	152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	(939)	2,793
Currency translation adjustment	2,073	(3,732)
Balance, end of year	1,134	(939)

Contributed Surplus
Balance, beginning of year	24,195	23,329
Share-based compensation expense	652	866
Transfer to share capital on exercise of options	(174)	-
Balance, end of year	24,673	24,195

Retained Earnings
Balance, beginning of year	44,951	31,801
Net (loss) earnings	(3,995)	15,677
Dividends	(5,078)	(2,527)
Balance, end of year	35,878	44,951

Consolidated Statements of Cash Flows

(Expressed in thousands of US Dollars)

	Years Ended December 31
	2019	2018

OPERATING
Net (loss) earnings	(3,995)	15,677
Adjustments for:
Depletion, depreciation and amortization	34,948	34,291
Asset retirement obligation accretion	215	270
Deferred lease inducement	-	(90)
Impairment loss	7,937	14,500
Share-based compensation	2,237	3,536
Finance costs	4,256	5,075
Unrealized loss (gain) on financial instruments	1,586	(9,335)
Unrealized gain on foreign currency translation	(153)	(135)
Gain on asset dispositions	(114)	(207)
Asset retirement obligations settled	(46)	(300)
Changes in non-cash working capital	(2,035)	5,910
Net cash generated by operating activities	44,836	69,192

INVESTING
Additions to intangible exploration and evaluation assets	(5,377)	(9,288)
Additions to petroleum and natural gas assets	(30,626)	(30,832)
Additions to other assets	(929)	(586)
Proceeds from asset dispositions	114	207
Changes in non-cash working capital	(291)	251
Net cash used in investing activities	(37,109)	(40,248)

FINANCING
Issue of common shares for cash	547	-
Interest paid	(3,664)	(4,767)
Increase in long-term debt	476	508
Payments on lease obligations	(1,945)	-
Repayments of long-term debt	(16,523)	(17,797)
Dividends paid	(5,078)	(2,527)
Changes in non-cash working capital	(200)	(3)
Net cash used in financing activities	(26,387)	(24,586)

Currency translation differences relating to cash and cash equivalents	206	(102)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,454)	4,256
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,705	47,449
CASH AND CASH EQUIVALENTS, END OF YEAR	33,251	51,705

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt, return money to shareholders, and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at December 31, 2019, the Company had a working capital surplus of $32.2 million (December 31, 2018 - $51.0 million). The decrease in working capital is primarily the result of a decrease in cash from repayments on long-term debt, dividend payments, lower income in 2019 principally due to lower commodity prices, and funding of the 2019 capital program.

As at December 31, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at December 31, 2019, amounts owing from EGPC were $5.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company completed a fourth crude oil sale in Q4-2019 for total proceeds of $22.6 million, which were collected in December 2019. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting, which has significantly reduced the Company's credit risk profile. As at December 31, 2019, the Company held 964.5 mbbls of entitlement oil as inventory.

As at December 31, 2019, the Company had $94.2 million of revolving credit facilities with $37.5 million drawn and $56.7 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. During 2019, the Company repaid $15.0 million of this prepayment agreement. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million), of which C$9.8 million ($7.5 million) was drawn and outstanding. During 2019, the Company had drawings of C$0.6 million ($0.5 million) and repayments of C$2.0 million ($1.5 million) on this facility. TransGlobe regularly communicates with its lenders and remains confident in its ability to weather the current oil price disruption.

The Company paid a dividend of $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019, and $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019. In light of the global oil price disruption, the Company has decided to suspend its first quarter dividend payment to manage cash, until such a time that it is appropriate to reinstate. The Board of Directors will evaluate its decision on a semi-annual basis going forward.

MANAGEMENT STRATEGY AND OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of the Management’s Discussion and Analysis (“MD&A").

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the resultant reduction in oil demand has negatively affected current and future forecasts of oil prices in 2020. This has been compounded by OPEC+, led by Saudi Arabia and Russia, failing to reach an agreement on constraining output in face of lower global demand to support global oil prices and Saudi Arabia and Iraq’s stated intention to discount April deliveries and increase supply into the market.  Oil prices are now markedly lower than those the Company used as the basis for its 2020 capital program.

TransGlobe maintains a strong balance sheet with modest debt, and its operated 100% position across its producing assets gives it significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

The Company has re-evaluated its priorities in the short term and is taking decisive action to reduce its previously announced capital program in 2020, and focus only on those investments that are critical to HSE and value preservation. In addition, and to balance the reduction in capital investment, the Company is analyzing operating costs both in Egypt and Canada to identify all possible optimization opportunities.

Contingency plans have been implemented to protect TransGlobe’s staff and contractors and ensure business continuity in light of COVID-19. At this time, the virus is not expected to have a significant impact on the Company’s day-to-day operations.

As a result of the reduced 2020 capital program, total corporate production is now expected to range between 13.3 and 14.3 Mboepd (mid-point of 13.8 Mboepd) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 11.3 and 12.1 Mbopd (mid-point of 11.7 Mbopd) in 2020. Canadian production is expected to range between 2.0 and 2.2 Mboepd (mid-point of 2.1 Mboepd) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (Bbls/d)	957	706	1,663
Heavy crude oil (Bbls/d)	10,743	-	10,743
Conventional natural gas (Mcf/d)	-	5,394	5,394
Natural gas liquids (Bbls/d)	-	495	492
Total (Boepd)	11,700	2,100	13,800

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/Bbl)	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/Mcf)	0.75	0.95	1.10	1.30	1.50
Netback ($/Boe)
Egypt - crude oil[1]	(2.07)	2.06	5.84	8.07	10.31
Canada - crude oil[2]	13.94	22.74	31.04	39.28	47.50
Canada - natural gas and NGLs[2]	(2.28)	(0.82)	0.10	1.36	2.90
[1]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $12.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG, respectively, operating costs estimated at ~$9.50/bbl, and maximum cost recovery resulting from accumulated cost pools in WG and NWG.

[2]

Canada assumptions: using anticipated 2020 Canada production profile, Edmonton Light price differential estimate of C$5.40/bbl, Edmonton Light to Harmattan discount of C$2.50/bbl, operating costs estimated at ~C$11.40/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

2020 Capital Budget

The Company’s revised 2020 budgeted capital program is $7.1 million (before capitalized G&A) and includes $5.0 million for Egypt and $2.1 million for Canada. This reduced plan includes two wells (one in Egypt and one in Canada) that were spudded prior to the recent oil price disruption and capital related to HSE, select recompletions and workovers as well as certain land retention commitments.

Egypt

The $5.0 million Egypt program is 100% allocated to development. The primary focus of the 2020 Egypt budget is the drilling of the HW-2A development well at West Bakr, targeting the Yusr sands. This well spudded prior to the price disruption. Other expenditures include required HSE equipment, contractual training bonuses and select recompletion and well optimization projects that have robust economics even in low price environments.

Canada

The $2.1 million Canada program consists of one horizontal (multi-stage stimulated) well targeting the Cardium light oil resource in South Harmattan (the 100/13-16-029-03W5/0 well). This well also spudded prior to the price disruption. The well will be drilled but will not be completed in order to preserve the economic value of the flush production that comes from the initial phase of production for this type of well.

The revised 2020 capital program is summarized in the following table:

	TransGlobe 2020 Capital ($MM)				Gross Well Count
	Development		Exploration		Drilling
Concession	Wells	Other[1]	Wells	Total[2]	Development	Exploration	Total
West Gharib	-	-	-	-	-	-	-
West Bakr	1.2	3.8	-	5.0	1	-	1
NW Gharib	-	-	-	-	-	-	-
South Ghazalat	-	-	-	-	-	-	-
Egypt	1.2	3.8	-	5.0	1	-	1
Canada	1.7	0.4	-	2.1	1	-	1
2020 Total	2.9	4.2	-	7.1	2	-	2
Splits (%)	100%		0%	100%	100%	0%	100%
1	Other includes completions, workovers, recompletions and equipping.

Advisory on Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba.  He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopd	barrels of oil per day
Bbl	barrels
Bbls/d	barrels per day
Mbbls/d	thousand barrels per day
Boe	barrel of oil equivalent
Boepd	barrels of oil equivalent per day
MBoepd	thousand barrels of oil equivalent per day
MMBoe	million barrels of oil equivalent
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888